

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Scott Contino
Chief Financial Officer
Fortistar Sustainable Solutions Corp.
One North Lexington Avenue
White Plains, NY 10601

      Re: Fortistar Sustainable Solutions Corp.
          Form 8-K filed November 16, 2021
          File No. 001-39939

Dear Scott Contino:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction